U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 12b-25

                           Notification of Late Filing

[X] Form 10-KSB

     For Period Ended:  April 30, 1996

                         Part I - Registrant Information

Commission File No:  0-17072

                    COMPREHENSIVE ENVIRONMENTAL SYSTEMS, INC.
               (Formerly: Integrated Resource Technologies, Inc.)

Incorporated in Delaware                                       E.I.N. 11-2844247

                    72B Cabot Street, West Babylon, NY 11704

                            Telephone: (516) 694-7060

                       Part II - Rules 12b-25 (b) and (c)

           (a) The reasons set forth in Part III of this form could not be eliminated without unreasonable expense and effort.

           (b) As of the date hereof, the registrant believes that an audit can be completed and filed on or before the fifteenth calendar day following the prescribed due date of July 29, 1996.


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Form 12b-25:  Dated July 27, 1996
Comprehensive Environmental Systems, Inc.

Commission File #0-17072
Page 2

                              Part III - Narrative

     (a) The Form 10-KSB for the period ended April 30, 1996, including management's discussion and analysis of the financial condition of the registrant have not been completed within the required time period. Information necessary to complete the audit is forthcoming as of the date hereof. In addition, more time is needed to comply with the new EDGAR filing requirements.

                           Part IV - Other Information

          (1)  The person to contact in regard to this notification is:

                     David Behanna, Chief Financial Officer
                    Comprehensive Environmental Systems, Inc.
                                72B Cabot Street
                            West Babylon, N. Y. 11704
                                 (516) 694-7060

          (2) All other periodic reports required pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months have been filed.

          (3) It is anticipated that there will be a significant change in the results of operations from the corresponding period for the last fiscal year and this will be reflected in the financial statements to be included in the Form 10-KSB for the period ended April 30, 1996.

Dated:  July 27, 1996               Comprehensive Environmental Systems, Inc.

                                    /s/ David R. Behanna
                                    -------------------------------------------
                                    David R. Behanna, Chief Financial Officer